Exhibit 12
                 RATIO OF EARNINGS TO FIXED CHARGES

             Twenty-Six Weeks Ended               Fiscal Year Ended
            November 26, November 27,  May 28, May 29, May 30, May 31, May 26,
               1995         1994        1995     1994   1993    1992    1991

Ratio of
Earnings to
Fixed Charges  7.87         7.52        4.10     6.18   8.62    9.28    8.06

For purposes of computing the ratio of earnings to fixed charges, earnings represent pretax income from continuing operations plus fixed charges (net of capitalized interest). Fixed charges represent interest (whether expensed or capitalized) and one-third (the proportion deemed representative of the interest factor) of rents of continuing operations.